

October 16, 2014

Via E-mail
Mark L. Heimbouch
Chief Financial Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Vantiv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **Response dated October 3, 2014**
> **File No. 001-35462**

Dear Mr. Heimbouch:

We have reviewed your response dated October 3, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 73

12. Capital Stock, page 90

Dividend Restrictions, page 90

1. We note your response to comment 2 in our letter dated September 19, 2014. Your proposed disclosure does not satisfy the prescriptive requirements of Rules 5-04(c) and 12-04(a) of Regulation S-X. Condensed parent company statements are required to be furnished in Schedule I given that your proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of your consolidated net assets at the end of the most recent fiscal year. As such, please revise future filings accordingly.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief